Exhibit 99.1

Guardforce AI Announces Initial U.S. Robotics Solutions Rollout

NEW YORK, NY / ACCESSWIRE / April 21, 2022 / Guardforce AI Co., Limited ("Guardforce AI" or the "Company") (NASDAQ:GFAI) (NASDAQ:GFAIW), an integrated security solutions provider, today announced the rollout of its robotics services in the U.S. The rollout began in New Jersey, where the Company’s U.S. offices are based.

The robots are deployed in office buildings where they are tasked with disinfection duties on a trial basis. The rollout is designed to provide the Company with feedback and intelligence on other features and applications required by customers. Future rollouts will include T-series robots for reception services in restaurants, hotels and malls. The next phase of service expansion will include applications such as delivery, security and advertising.

Terence Yap, Chairman of Guardforce AI commented, “We are extremely excited as we begin trials in the U.S., an important part of our global deployment strategy. By integrating the U.S. deployed robots onto Guardforce AI’s robotics management platform, the Company will progress towards building a truly intelligent network of robots with the ability to help customers reduce labor cost and improve operational efficiency. We look forward to delivering premier robotics solutions to clients in the U.S. as part of our efforts.”

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu
Email: patrick.yu@fleishman.com
Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us
Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu
Email: yu.hu@guardforceai.com